                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13 D

                   Under the Securities Exchange Act of 1934

                    PEOPLES BANCORP OF NORTH CAROLINA, INC.
                    ---------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  710577 10 7
                     ------------------------------------
                                (CUSIP Number)

                            Christine S. Abernethy
                           806 South College Avenue
                               Newton, NC 28658
                                (828) 464-4350
   ------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 31, 1999
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. []

NOTE: Schedules filed in the paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Cover Page Continued)

------------------------
CUSIP No.  710577 10 7    13D
------------------------

1              NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Christine S. Abernethy
               ###-##-####
--------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                (a)  [_]
                                                                                (b)  [X]
--------------------------------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS (SEE INSTRUCTIONS)
               SC
--------------------------------------------------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               North Carolina
--------------------------------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER

  NUMBER OF                                     248,635 Shares
    SHARES                                ---------------------------------------------------------------
 BENEFICIALLY                             8     SHARED VOTING POWER
   OWNED BY
     EACH                                       51,253 Shares
  REPORTING                               ---------------------------------------------------------------
    PERSON                                 9    SOLE DISPOSITIVE POWER
     WITH
                                                248,635 Shares
                                          ---------------------------------------------------------------
                                           10   SHARED DISPOSITIVE POWER

                                                51,253 Shares
---------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               299,888 Shares
--------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               10.25%
--------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------------------------------

                                      (End of Cover Page)

Item 1.   Security and Issuer:
------    -------------------

          Common Stock

          Peoples Bancorp of North Carolina, Inc.
          218 South Main Avenue
          Newton, North Carolina 28658

Item 2.   (a)  Name: Christine S. Abernethy
------

          (b) Residence or business address: 806 South College Avenue
                                             Newton, NC 28658

          (c)  Employment:  Chairperson of Carolina Glove Co., Inc.
                            P.O. Box 999, Conover, NC 28613
                            Glove Manufacturer

          (d)  No

          (e)  No

          (f)  United States


Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Filer received the shares of stock via a share exchange pursuant to the share exchange pursuant to the Share Exchange Agreement (the "Agreement") between Peoples Bank (the "Bank") and Peoples Bancorp of North Carolina, Inc. (the "Company"). Under the terms of the Agreement, pursuant to which the Bank became a wholly owned subsidiary of the Company, each shareholder of the Bank received one share of the Company's Common Stock in exchange for one share of Bank stock.

Item 4.   Purpose of Transaction.
------    ----------------------

          See Item 3


Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) 299,888 shares (10.25% of outstanding)

          (b) Sole voting power - 248,635 shares


                               Page 3 of 5 Pages

               Shared voting power - 51,253 shares

               Sole dispositive power - 248,635 shares

               Shared dispositive power - 51,253 shares

          (c)  None

          (d) Filer shares voting power and the power to direct the receipt of dividends of 51,253 shares with Carolina Glove Co., Inc., which is the registered owner of those 51,253 shares disclosed herein.

          (e)  Not applicable


Item 6.   Contracts, Assignments, Understandings or Relationships With Respect
------    --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Not Applicable.

Item 7.   Material Filed as Exhibits.
------    --------------------------

          Not Applicable.

                               Page 4 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   September 16, 1999


                              /s/ Christine Sigmon Abernethy
                              --------------------------------------------------
                              Christine Sigmon Abernethy


                               Page 5 of 5 Pages